MDJM LTD

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	James Lopez
Ruairi Regan

January 30, 2023

Re:	MDJM LTD
Withdrawal of Request for Acceleration
Registration Statement on Form F-3, as amended (File No. 333-261347)
Initially Filed November 24, 2021

Ladies and Gentlemen:

MDJM LTD (the “Company”) hereby respectfully requests withdrawal of its acceleration request letter filed as correspondence via EDGAR on January 26, 2023, which requested that the above-referenced Registration Statement become effective on January 30, 2023 at 4:30 p.m., Eastern Time, or as soon as practicable thereafter. The Company is no longer requesting that such Registration Statement be declared effective at this specific date and time and the Company hereby formally withdraws such request for acceleration.

If you have any questions regarding the foregoing, please contact our counsel at Hunter Taubman Fischer & Li LLC, Ying Li, Esq. at 212-530-2206.

Very truly yours,

/s/ Siping Xu
Name: Siping Xu
Title: Chief Executive Officer, Director, and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC